BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Rainchief Energy Inc.
Suite 900 – 925 West Georgia Street
Vancouver, British Columbia
Canada V6C-3L2

Item 2	Date of Material Change

December 7, 2010

Item 3	News Release

Issued December 7, 2010 at Vancouver, BC.

Item 4	Summary of Material Change

RainChief Energy Inc. today announced the execution of a Memorandum of Understanding with Prometea Partners Ltd. for the development of a 1MW PV solar rooftop plant with one of Italy’s leading industrial corporations. Prometea is a London- based corporation with its primary operations office and subsidiary operating companies based in Italy. It is expected that the initial project MOU will be expanded into a long-term agreement between the two companies for the joint development of a minimum of 60MW of PV solar capacity in Italy over the next 24 month period.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

There is no omitted information

Item 8	Executive Officer

Brad Moynes, President at (604) 484-5761 x31

Item 9	Dated at Vancouver, British Columbia, December 7, 2010

“Brad Moynes”

_______________________________
Brad J. Moynes, President